ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2008 and 2007 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, the related MD&A and the Company’s Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been filed with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this MD&A the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This MD&A also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

(*) available at the SEDAR website at www.sedar.com

Description of Business

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi Mines project, an underground silver mine and ore processing plant located in Durango, Mexico and the Guanajuato Mines project located in Guanajuato, Mexico. With the consolidation of the Company’s interests in the Guanacevi and Guanajuato Mines projects, the Company has been able to finance some of its operating activities from production cash flows.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Operating Performance

Consolidated Production Results

Q3, 2008 compared to Q2, 2008

Silver production for the third quarter, 2008 increased 21% to 626,990 oz compared to 517,077 oz in the second quarter, 2008. Plant throughput for Q3, 2008 was 96,721 tonnes at average grades of 270 gpt silver and 0.93 gpt gold, as compared to 86,391 tonnes averaging 257 gpt silver and 0.77 gpt gold during Q2, 2008. The increase in silver production can be attributed principally to the increase in the mine output at Guanajuato and, to a lesser degree, increases in silver ore grades and an increase in silver recoveries at Guanacevi.

Plant throughput was up 55% at Guanajuato and down 2% at Guanacevi, silver grades were up 12% at Guanacevi and up 4% at Guanajuato; and silver recoveries were up 2% at Guanacevi and unchanged at Guanajuato.

Average silver grades were 5% higher and gold grades were 21% higher in the 3rd quarter reflecting higher grade mining areas at Guanacevi and increased output at Guanajuato, which has a lower silver grade and a higher gold grade than Guanacevi. The average silver recovery rate was 3% higher in Q3 due to increased recoveries at Guanajuato.

At Guanajuato, the rises in production, plant throughput and silver grades are a direct result of the completion of the underground mine rehabilitation work and shaft safety upgrade programs that led to the reopening of the four main shafts in June 2008.

At Guanacevi, the 2% decrease in plant throughput was offset by slight increases in silver grades and recoveries, as the plant experienced some downtime for capital projects and repairs, but improved performance due to commissioning of the new agitation leach circuit.

Q3, 2008 compared to Q3, 2007

Silver production for the third quarter, 2008 increased 9% to 626,990 oz compared to 577,384 oz in the third quarter, 2007. Plant throughput for Q3, 2008 was 96,721 tonnes at an average grade of 270 gpt silver and 0.93 gpt gold as compared to 94,469 tonnes averaging 281 gpt silver and 0.80 gpt gold during Q3, 2007. Increased silver production was due mainly to the jump in mine output at Guanajuato and increases in silver grades at Guanajuato.

The average silver grade was 4% lower and gold grades were 17% higher in Q3, 2008 compared to Q3, 2007 reflecting lower silver grades from Q3 2007 but higher gold grades in comparison to Q3 2007 and an increased production from the combined operations. The average silver recovery rate was 11% higher in Q3, 2008 compared to Q3, 2007 due to better recoveries at Guanajuato and slightly better recoveries at Guanacevi. The plant throughput and silver recoveries were 2% and 11% higher in Q3, 2008 compared to Q3, 2007. Silver and gold recoveries were higher at both mines due to the capital investments made to upgrade both plants. The significant increases in throughput, silver and gold grades at Guanajuato helped offset the minor reductions in throughput and grade at Guanacevi.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

YTD, 2008 compared to YTD, 2007

Silver production for the nine months ended September 30, 2008 increased 10% to 1,648,736 ozs compared to 1,498,618 ozs for the same period in 2007. Plant throughput for the first three quarters of 2008 was 261,269 tonnes at an average grade of 276 gpt silver and 0.81 gpt gold, as compared to 200,310 tonnes at an average grade of 318 gpt silver and 0.87 gpt gold during the first nine months of 2007. The increased silver production was due mainly to increase mine output at Guanajuato.

The average silver and gold grades were each 13% and 7% lower, respectively, reflecting the lower silver grades from both Guanacevi and Guanajuato. The Guanajuato mine has lower silver grades but significantly higher gold grades than the Guanacevi mine. The average silver recovery rate was similar in 2008 compared to 2007 due to more of a focus on improving plant recoveries. The plant throughput rate was 30% higher in 2008 compared to 2007 due to the acquisition of the Guanajuato Mines project, an expansion of the Guanacevi mine labour force, the drawdown of the Guanacevi plant ore stockpiles and an increase in the mine output at Guanajuato.

The following table compares 100% consolidated production in 2008 to 100% consolidated production in the 2007 year:

Comparative Table of Consolidated Mine Operations

	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4
2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0
Q3, 2008	96,721	270	0.93	626,990	2,465	75.2	82.8
YTD 2008	261,269	276	0.81	1,648,736	5,603	71.7	82.0

Q3, 2008 : Q2, 2008	12%	5%	21%	21%	45%	3%	0%

Q3, 2008 : Q3, 2007	2%	-4%	17%	9%	37%	11%	11%

YTD 2008 : YTD 2007	30%	-13%	-7%	10%	30%	0%	9%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Guanacevi Mines

Production

Q3, 2008 compared to Q2, 2008

Silver production for Q3, 2008 was 467,557 oz compared to 419,245 oz in Q2, 2008, an increase of 12%, with gold production of 976 oz compared to 883 oz in Q2 2008, an increase of 11%. Plant throughput for Q3, 2008 was 63,979 tonnes at an average grade of 321 gpt silver and 0.58 gpt gold compared to 65,276 tonnes at an average grade of 287 gpt silver and 0.55 gpt gold during Q2, 2008.

The average silver grade was 12% higher and gold grades were 5% higher for Q3 as compared to Q2, reflecting the mining of higher ore. The average silver recovery rate was 2% higher and the plant throughput rate was 2% lower in Q3 2008 compared to Q2 2008.

At Guanacevi, the main factors in the slight reduction in silver production and plant throughput were some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit and the refinery.

Q3, 2008 compared to Q3, 2007

Silver production for Q3, 2008 was 467,557 oz compared to 491,643 oz in Q3, 2007, a decrease of 5%, with gold production of 976 oz compared to 987 oz in Q3, 2007, a decrease of 1%. Plant throughput for Q3, 2008 was 63,979 tonnes at an average grade of 321 gpt silver and 0.58 gpt gold compared to 68,084 tonnes at an average grade of 342 gpt silver and 0.61 gpt gold during Q3, 2007.

The slightly lower throughput was a result of plant downtime in Q3, 2008. The average silver grade was 6% lower in Q3, 2008 compared to Q3, 2007 due to lower grade mining areas at Guanacevi. The average silver recovery rate was 7% higher due to lower manganese contents in the Guanacevi ores.

YTD, 2008 compared to YTD, 2007

Silver production for nine months ended September 30, 2008 was 1,345,426 oz compared to 1,365,006 oz for the same period in 2007, a decrease of 1%, with gold production of 2,871 oz compared to 2,831 oz, an increase of 1%. Plant throughput for YTD, 2008 was 197,906 tonnes at an average grade of 310 gpt silver and 0.58 gpt gold compared to 156,614 tonnes at an average grade of 377 gpt silver and 0.72 gpt gold during YTD, 2007.

The average silver grade was 18% lower for the nine months ended September 30, 2008 compared to the same period in 2007 due to mining lower grade areas at Guanacevi. The average silver recovery rate was 4% lower due to higher manganese contents in the Guanacevi ores during the first half of the year.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

The following table for Guanacevi compares 100% production in 2008 to 100% production in the 2007 year:

Comparative Table of Guanacevi Mine Operations

	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7
Q3, 2008	63,979	321	0.58	467,557	976	70.7	81.3

YTD 2008	197,906	310	0.58	1,345,426	2,871	68.1	78.6

Q3, 2008 : Q2, 2008	-2%	12%	5%	12%	11%	2%	3%

Q3, 2008 : Q3, 2007	-6%	-6%	-5%	-5%	-1%	7%	9%

YTD 2008 : YTD 2007	26%	-18%	-20%	-1%	1%	-4%	5%

Guanajuato Mines project (formerly referred to as Bolanitos Mines project)

Production

The exploitation rights to the Guanajuato Mines project were purchased on May 2, 2007 while the ownership of the properties and plant was acquired on May 30, 2007. The Company has been mining historic mineralized material not in the reserves and operating the process plant at well below capacity since the acquisition in May, 2007 to ensure the availability of an experienced work force once the historic reserves are made accessible by underground rehabilitation work and new orebodies are identified by exploration and developed for production. Results for fiscal 2007 are for the eight months ended December 31, 2007 therefore there are no comparatives for the first quarter of 2007. The results for the second quarter of 2007 only include production for May and June 2007.

Q3, 2008 compared to Q2, 2008

Silver production for the third quarter of 2008 was 159,433 oz compared to 97,832 oz in the previous quarter, an increase of 63%. Plant throughput for Q3, 2008 was 32,742 tonnes at an average grade of 170 gpt silver and 1.70 gpt gold compared to 21,115 tonnes at an average grade of 164 gpt silver and 1.44 gpt gold during Q2, 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

At Guanajuato, the primary factor in the increase in the silver production was the completion of underground rehabilitation work and safety upgrades that led to the reopening of the four main production shafts at Cebada and Bolanitos in June. The upgrades resulted in a significant increase in mine output at higher silver and gold grades, while optimization of the process circuits facilitated higher gold and silver recovery rates.

Q3, 2008 compared to Q3, 2007

Silver production for the third quarter of 2008 was 159,433 oz compared to 85,742 oz in Q3, 2007, an increase of 86%. Plant throughput was 32,742 tonnes at an average grade of 170 gpt silver and 1.624 gpt gold compared to 26,385 tonnes at an average grade of 124 gpt silver and 1.29 gpt gold during Q3, 2007.

The average silver grade was 37% higher compared to Q3, 2007 and gold grades were 26% higher. The average silver recovery was 8% higher than Q3, 2007 and the plant throughput was 24% higher.

At Guanajuato, the mines came back on-line in June which allowed production to increase significantly. In addition, higher grade ores were mined since June and less dilution occurred during mining.

YTD, 2008 compared to YTD, 2007

The information for 2008 includes nine months of production whereas the information for 2007 does not include production for January through April. Silver production for the first nine months of 2008 was 303,310 oz compared to 133,612 oz for May through September 2007, an increase of 127%. Plant throughput for 2008 was 63,363 tonnes at an average grade of 168 gpt silver and 1.55 gpt gold compared to 43,696 tonnes at an average grade of 122 gpt silver and 1.45 gpt gold during May through September of 2007.

The average silver grade was 37% higher during the first nine months of 2008 compared to 2007 and gold grades were 7% higher. The average silver recovery was 14% higher for 2008 and the plant throughput was 45% higher for the first nine months of 2008 compared to May through September of 2007.

At Guanajuato, the primary factors contributing to the significant increase in silver production were the completion of underground rehabilitation work and safety upgrades that led to the reopening of the mine shafts at Cebada and Bolanitos in June, as well as increases in both grades and recoveries. Since acquisition, the average silver grade has increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate has increased due to an optimization of the plant.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

The following table summarizes the results.

Comparative Table of Guanajuato Mine Operations

	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(% )	Au(% )

Production 2007 Year: Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2
YTD 2008	63,363	168	1.55	303,310	2,732	88.2	87.4

Q3, 2008 : Q2, 2008	55%	4%	13%	63%	81%	0%	-1%

Q3, 2008 : Q3, 2007	24%	37%	26%	86%	82%	8%	17%

YTD 2008 : YTD 2007	45%	37%	7%	127%	85%	14%	20%

Parral project

In February 2008, the Company acquired an option to purchase the Navegantes silver properties, located approximately 80 kilometers west of the city of Hidalgo de Parral in Chihuahua State, Mexico. The five Navegantes properties cover two historic silver mines, Jorge and San Pedro. The Company can acquire a 100% interest in the Navegantes properties by making $470,000 in escalating cash payments over a 2 year period. Subsequent to the end of Q2, 2008 the Company elected to drop its option to acquire the Navegantes properties.

Summary of Quarterly Results

		Dec 31, 2008			Dec 31, 2007			Dec 31, 2006
(in US$000s		Period End			Period End			Period End
except per share amounts)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Total Revenues	$10,613	$10,060	$10,729	$11,018	$7,686	$6,385	$7,230	$6,035	$2,805

Cost of Sales	$7,648	$6,361	$6,567	$8,804	$6,872	$5,092	$3,567	$4,524	$1,912
Depreciation, Depletion & Accretion	$2,558	$1,769	$1,505	$1,493	$1,621	$609	$959	$1,081	$313
Mine Operating Earnings / (Loss)*	$407	$1,930	$2,657	$721	$(807)	$684	$2,704	$430	$580

Net income (loss):
(i) Total	$(7,427)	$(3,417)	$(2,011)	$(4,237)	$(3,651)	$(2,076)	$(2,238)	$(600)	$(153)
(ii) Basic per share	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-
(iii) Diluted per share	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Review of Consolidated Financial Results

Three months ended September 30, 2008 compared with the three months ended September 30, 2007

For the three months ended September 30, 2008, the Company realized Mine Operating Earnings of $0.4 million (2007 – loss of $0.8 million) from its mining and milling operations on sales of $10.6 million (2007 - $7.7 million) with cost of sales of $7.6 million (2007 - $6.9 million) and depreciation and depletion $2.6 million (2007 - $1.6 million).

The Operating Loss for the three months ended September 30, 2008 was $4.5 million (2007 - $2.6 million) after Exploration costs of $3.1 million (2007 - $1.1 million), General and Administrative costs of $1.2 million (2007 -$0.1 million) and Stock Based Compensation costs of $0.6 million (2007 - $0.6 million). The General and Administrative costs of $0.1 for Q3 2007 were unusually low as $0.8 million of expenditures that were previously classified as general and administrative costs were reclassified as $0.7 million to exploration costs and $0.1 million to operating costs.

The Loss Before Taxes for the three months ended September 30, 2008 was $6.9 million (2007 - $2.1 million) after Foreign Exchange Loss of $0.1 million (2007 – Gain of $0.9 million), a Loss on Marketable Securities of $0.8 million (2007 – Gain of $0.2 million), an Impairment on Asset Backed Commercial Paper of $1.4 million (2007 -$0.6 million) and Investment and Other Income and Expenes of $0.1 million (2007 - Nil). The Company incurred a Net Loss for the three months ended September 30, 2008 of $7.4 million (2007 - $3.7 million) after Income Tax Provision of $0.5 million (2007 - $1.5 million).

Sales were $10.6 million for the third quarter of 2008, an increase of 38% over the sales of $7.7 million for the third quarter of 2007. The increase in sales is due to increased production and the increase in silver prices over last year. Cost of sales for the quarter was $7.6 million, an increase of 11% over the cost of sales of $6.9 million for Q3 2007. The increase in the cost of sales is a result of the costs associated mainly with growing production from the Guanajuato project, which was acquired in Q2 2007, and rising costs for labour, fuel, power, parts, equipment and supplies. During the third quarter 2008, the Mexican Peso slightly appreciated against the US Dollar increasing the reporting currency costs on approximately 78% of the cost of sales. The Company is also experienced an increase in the smelting and refining costs on concentrate sales at Guanajuato. The Company seeking new alternatives to reduce smelting and refining costs. The Company has also experienced additional costs related to the expansion and upgrade programs. Depreciation, depletion and accretion was $2.6 million, an increase of 58% as compared to Q3 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

Exploration expenses increased by 183% to $3.1 million in Q3 2008 from $1.1 million in Q3 2007. General and administrative increased by 22% to $1.2 million in Q3 2008 as compared to $0.1 million in Q3 2007 primarily as a result of the aforementioned expense reallocation during 2007 to exploration and operating costs.

The Company experienced a foreign exchange loss during Q3 2008 of $0.1 million as compared to a foreign exchange gain of $1.0 million in the third quarter of 2007. In the third quarter of 2007 there was a strengthening of the Canadian dollar to the US dollar and the Company held more Canadian dollars at that time. The Company realized a loss on marketable securities during the period of $0.8 million as compared to a gain of $1.0 million in the same period of 2007 as a result of current market conditions and the Company’s expected near term liquidation of marketable securities to meet operating needs. Investment income and other expenses increased from $Nil in Q3 2007 to $0.1 million in Q3 2008 due to a provision for IVA receivable. The income tax provision was $0.5 million for Q3 2008, as compared to an income tax provision of $1.5 for Q3 2007.

At September 30, 2008 the Company held Canadian Asset Backed Commercial Paper “ABCP” purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

As of December 31, 2007, based on the information available, the Company estimated the fair values of our ABCP investments to be $3.9m calculated by taking a 20% impairment from the face value of the asset and discounting the remaining value over a one year period using a discount rate of prime + 1%, resulting in an $1.3m impairment.

On March 20, 2008 the Committee issued an information statement which provided details of the restructuring plan. The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by the majority of noteholders on April 25, 2008. The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008. Subsequent to the approval the court of appeal reviewed a group of investors seeking relief including dismissal of the Restructuring Plan and as of September 19, 2008 the Supreme Court of Canada denied the noteholders seeking relief thereby allowing the implementation of the Restructuring Plan expected in late November.

The Company has assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by JP Morgan, we recorded an additional impairment of $1.4m on completion of the court process for implementation of the Restructuring Plan. There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the value of using a basic discounted cashflow model assuming principal is repaid between 2013 and 2016 using a 12% discount rate. This results in an estimated fair value of $2.5m.

Nine months ended September 30, 2008 compared with the nine months ended September 30, 2007

For the nine months ended September 30, 2008, the Company realized Mine Operating Earnings of $5.0 million (2007 - $2.6 million) from its mining and milling operations on sales of $31.4 million (2007 - $21.3 million) with cost of sales of $20.6 million (2007 - $15.5 million) and depreciation and depletion $5.8 million (2007 - $3.2 million).

The Operating Loss for the nine months ended September 30, 2008 was $9.3 million (2007 - $9.4 million) after Exploration costs of $7.9 million (2007 - $4.2 million), General and Administrative costs of $4.1 million (2007 -$3.4 million) and Stock Based Compensation costs of $2.3 million (2007 - $4.3 million).

The Loss Before Taxes for the nine months ended September 30, 2008 was $10.7 million (2007 - $6.5 million) after Foreign Exchange Loss of $0.4 million (2007 – gain of $2.6 million), a realized Gain on Marketable Securities of $0.2 million (2007 – $0.4 million), an Impairment on Asset Backed Commercial Paper of $1.4 million (2007 -$0.6 million) and Investment and Other Income and Expenses of $0.2 million (2007 - $0.5 million).

The Company incurred a Net Loss for the nine months ended September 30, 2008 of $12.8 million (2007 - $8.0 million) after Income Tax Provision of $2.1 million (2007 - $0.1 million), with a Non-Controlling Interest expense of Nil (2007 - $1.5 million).

Sales were $31.4 million for the first three quarter of 2008, an increase of 47% over the sales of $21.3 million for the first nine months of 2007. The increase in sales is due to three main factors. The production from Guanajuato has been reported for nine months, production increased at Guanajuato over the past six months and silver prices increased over last year. Cost of sales for the period was $20.1 million, an increase of 32% over the cost of sales of $15.5 million for the same period in 2007. The increase in the cost of sales is a result of the costs associated with increased production at Guanajuato, which was acquired in Q2 2007, and rising costs for labour, fuel, power, parts, equipment and supplies. The Company has also experienced additional costs related to the expansion and upgrade programs. Depreciation, depletion and accretion was $5.8 million, an increase of 83% as compared to 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Exploration expenses increased by 87% to $7.9 million during the nine months ended September 30, 2008 from $4.2 million in 2007 due to increased exploration activity. General and administrative increased by 19% to $4.0 million during 2008 as compared to $3.4 million in 2007 primarily due to the increased activity level of the company. Stock-based compensation decreased by 48% to $2.3 million in 2008 from $4.3 million in 2007. The decrease in stock-based compensation is largely due to a majority of current year’s option grants having a two year vesting period whereas the previous year’s options granted vested immediately. There were 2,073,000 stock option issued during the nine month ended September 30, 2008 as compared to 1,535,000 for the same period in 2007.

The Company experienced a foreign exchange loss during the first three quarters of 2008 of $0.4 million as compared to a foreign exchange gain of $2.6 million in the same period in 2007. The loss during the current period is a result of fluctuations in the Canadian dollar to the US dollar. In 2007 there was a strengthening of the Canadian dollar to the US dollar and the company held more Canadian dollars at that time. The Company realized a gain on marketable securities during the period of $0.2 million as compared to $0.4 million in the same period of 2007. Investment income and other expenses decreased by $0.3 million in the period from $0.5 million in 2007 due to the decreased cash balance in the current year and a provision for IVA receivable in the current year. The income tax provision was $2.1 million for the period as compared to a income tax provision of $0.1 million for 2007, due to improved mine operating earnings and the future impact of the new Mexican “flat” tax regime.

Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning or usage. The Company reports its cash operating cost per oz of silver produced as net of gold credits and royalties.

The consolidated cash operating cost of silver produced in Q3, 2008 was $9.52 per oz. The cash cost of silver produced at Guanacevi was $9.62 per oz and at Guanajuato $9.22 per oz.

The consolidated cash cost per oz of silver produced in the 3rd Quarter 2008 was 1% lower than the consolidated cash cost of $9.62 in Q2 2008, 5% lower than the cash costs of $10.01 in Q1, 2008 and 11% lower than the $10.64 cash cost per oz produced in the 3rd quarter 2007. The improved consolidated cash cost in Q3, 2008 is primarily a result of the increased production at Guanajuato subsequent to the rehabilitation work and safety upgrades completed during the second quarter, as well as incremental improvements in the mine and plant operations at Guanacevi.

The cash cost per oz at Guanacevi for the 3rd Quarter 2008 was $9.62 per oz as compared to $8.92 in the 2nd Quarter 2008 and $10.31 per oz in Q3 2007. The slightly higher cash cost in Q3, 2008 as compared to Q2, 2008 is primarily due to increased labor costs and an appreciation of the Mexican Peso during the third quarter. The lower cash costs in 2008 as compared to 2007 are a result of a combination of increased productivity and decreased metal recoveries at the Guanacevi plant during the plant upgrade projects, lower production grades and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times

The cash cost per oz at Guanajuato for the 3rd Quarter 2008 decreased 28% to $9.22 per oz as compared to $ 12.75 in Q2 2008 and $24.58 in the Q1 2008. The decrease in cash costs per oz are due to the increased silver production since June when the shafts were brought back into production. The decrease in cash costs in 2008 as compared to 2007 are a result of an increase in the ore grade and therefore production of silver, an improvement in plant productivity and improved cost controls.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Reconciliation of cash operating cost per oz to cost of sales:

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$7,648	$6,361	$6,567	$8,759	$6,917	$5,092	$3,567
Add/(Subtract):
Royalties	$(77)	$(198)	$(268)	$(211)	$(191)	$(194)	$(191)
Change in Inventories	$100	$196	$30	$(289)	$518		$(98)
By-Product gold sales	$(1,821)	$(1,473)	$(1,347)	$(1,309)	$(1,199)	$(799)	$(627)
Cash Operating Costs	$5,850	$4,886	$4,982	$6,950	$6,045	$4,099	$2,651

Ozs Produced	$626,990	$517,077	$504,669	$636,866	577,381	430,251	490,986
Ozs Payable	$614,342	$507,993	$497,781	$626,734	568,177	424,034	486,076

Cash Cost Per Oz US$ *	$9.52	$9.62	$10.01	$11.09	$10.64	$9.67	$5.45

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$5,376	$4,467	$5,124	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):
Royalties	$(77)	$(198)	$(268)	$(211)	$(191)	$(149)	$(191)
Change in Inventories	$(22)	$196	$30	$(289)	$518		$(98)
By-Product gold sales	$(824)	$(764)	$(979)	$(880)	$(704)	$(489)	$(627)
Cash Operating Costs	$4,453	$3,701	$3,907	$4,003	$5,020	$3,732	$2,651

Ozs Produced	$467,557	$419,245	$458,624	$542,789	491,643	382,377	490,986
Ozs Payable	$462,881	$415,053	$454,038	$537,361	486,726	378,554	486,076

Cash Cost Per Oz US$ *	$9.62	$8.92	$8.61	$7.45	$10.31	$9.86	$5.45

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$2,272	$1,894	$1,443	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-	$(45)	$-
Change in Inventories	$122	$-	$-	$-	$-	$-	$-
By-Product gold sales	$(997)	$(709)	$(368)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$1,397	$1,185	$1,075	$2,947	$1,025	$367	$-

Ozs Produced	$159,433	$97,832	$46,045	$94,077	85,738	47,874	0
Ozs Payable	$151,461	$92,940	$43,743	$89,373	81,451	45,480	0

Cash Cost Per Oz US$ *	$9.22	$12.75	$24.58	$32.97	$12.58	$8.07	$0.00

* Based on payable silver production attributable to cost of sales.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Liquidity and Capital Resources

The cash and cash equivalents balance decreased from $16.6 million at December 31, 2007 to $3.1 million at September 30, 2008. Cash and cash equivalents decreased for the period by $13.5 million primarily due to cash used for capital investments made in property, plant and equipment and exploration activities. Working capital decreased to $10.9 million from $25.3 million at December 31, 2007 primarily due to the reduction in cash of $13.5 million, a decrease in marketable securities of $1.0 million, an increase in accounts payable of $1.7 million and an increase in accounts receivable and prepaids of $1.8 million.

As at September 30, 2008, the Company had 5,694,400 options to purchase common shares outstanding with a weighted average exercise price of CAD$3.24 and had 310,000 share purchase warrants outstanding with a weighted average exercise price of CAD$5.34.

The Company has incurred significant operating losses to date. At September 30, 2008, the Company had working capital of approximately $10.9 million. Management recognizes that the Company will need to generate additional financing resources in order to meet its planned business objectives in the near and long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations. Management is currently pursuing alternatives to improve the financial position of the Company to remain as a going concern through 2009. However, there can be no assurance that the Company will be able to continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Operating activities used $3.0 million during the nine months ended September 30, 2008 compared to break even activities during the same period in 2007. The major non-cash adjustments on the recorded loss of $11.9 million were non cash charges for depreciation, depletion and accretion of $5.8 million, stock-based compensation of $2.3 million, future income tax loss for $0.8 million, a gain on marketable securities of $0.2 million, an impairment of asset backed commercial paper of $1.4 million and a change in working capital $0.2 million.

Investing activities during the first three quarters of 2008 used $10.5 million as compared to $20 million in 2007. The investments in property, plant and equipment was $11.2 million compared to $14.1 million in 2007 and the Company received proceeds from the sale of marketable securities of $4.1 million and invested $3.4 million during the period in marketable securities.

As at September 30, 2008, the Company’s share capital was $87.5 million representing 49,040,478 common shares as compared to $87.5 million representing 48,982,146 common shares at December 31, 2007. During the nine months ended September 30, 2008, the financing activities generated $36,000 through the issuance of 66,000 common shares relating to share purchase options exercised compared to generating $8.4 million through the issuance of 2,583,163 common shares issued relating to share purchase warrants exercised for $6.7 million and 815,520 common shares relating to share purchase options exercised for gross proceeds of $1.7 million for the same period in 2007.

The company invested $11.2 million in property, plant and equipment during the nine months ended September 30, 2008 with the majority of the expenditures at Guanacevi. Approximately $10.1 million was spent at Guanacevi with $3.0 million spent on plant projects, $5.1 million on mine development and deferred exploration, $0.4 million spent on mine equipment and $1.2 million spent on buildings, transportation and office equipment. Approximately $1.1 million was spent at Guanajuato with $0.1 million spent on plant projects, $0.9 million on mine development and deferred exploration and $0.1 million spent on buildings, transportation and office equipment.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

The Company had the following contractual obligations at September 30, 2008:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$876	$264	$612	-	-
Exploration	$375	$300	$75	-	-
Other Long-Term Liabilities	$1,676	$722	-	-	$954
Total	$2,927	$1,286	$687	-	$954

Transactions with Related Parties

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has $43,000 receivable related to administration costs outstanding as of September 30, 2008. (December 31, 2007 – Nil).

During the course of the period the Company paid $158,000 in consulting fees to a company with common directors and management.

The Company has paid $84,000 for legal services to a legal firm in which the Company’s Corporate Secretary is a partner.

As of September 30, 2008 the Company holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $36,000. The Company currently holds securities purchased for $160,000 of a private company with common directors that has a deemed market value of $160,000.

Changes in Accounting Policies

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statement of changes in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method as applicable. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments –Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial Instruments and Other Instruments

The Company’s financial instruments as of September 30, 2008 consisted of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term investments. The fair value of these instruments approximates their carrying value, however, due to the unavailability of an active market for our ABCP investments, their carrying value reflects management’s best estimate of their underlying fair value (see Note 7 to our interim consolidated financial statements for further details). There were no off balance sheet financial or other instruments.

Cash and cash equivalents included short-term, highly liquid investments placed with major Canadian banks that mature within three months of their purchase date so that these investments do not expose the Company to significant interest rate risk.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or commodity prices.

Outlook

The dominant business theme in recent months has been the ongoing global financial crisis, which has negatively impacted not only the silver price near-term but every company, commodity and market world-wide. In Q4, 2008, management turned its attention to reducing production and cutting costs while silver prices are temporarily depressed.

Executives have taken a 10% pay cut, a 10% labour reduction is now under-way, and all non-essential exploration and capital programs have been deferred. With the substantial jump in smelting costs for the Guanajuato silver-gold concentrates in Q3, 2008, management is actively pursuing alternative processing arrangements to further reduce the cash costs at Guanajuato.

Endeavour management also reined in the scheduled production growth for the Fourth Quarter, 2008. Instead of the planned 800,000 oz of silver production, the Company elected to continue producing at the Third Quarter rate of around 600,000 oz, and the 2008 production forecast was revised from 2.5 million oz to approximately 2.3 million oz silver.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 6, 2008

The mine operations will benefit in Q4, 2008 from one aspect of the global financial crisis. Even though the exchange rate of the Mexican peso against the US dollar rose steadily from around 11:1 in January to 10:1 in September, it rapidly depreciated in October to the current 13:1 rate. Since approximately 80% of the Company’s operating costs are in Mexican pesos but all of the Company’s revenues are based on the US dollar prices for silver and gold, it is reasonable to conclude that US dollar cash costs should decline faster in the Fourth Quarter, 2008 simply as a function of the Mexican peso exchange rate.

In every crisis there lies risk and opportunity. Management is of the opinion that the spot silver price will rebound in 2009 so there is no sense in pushing production growth at this time. Endeavour should be in a good position to capitalize on the next upward move in the silver price by accelerating its silver production growth at that time. Management is also evaluating new merger and acquisition opportunities that have come up recently, with a view to building a stronger company in advance of the next leg up in the commodity cycle.

Outstanding Share Data

As of November 6, 2008, the Company had the following items issued and outstanding:

  49,040,478 common shares
  5,754,400 options to purchase common shares with a weighted average exercise price of CAD$3.23 expiring between January 14, 2009 and November 3, 2017.
  310,000 share purchase warrants with a weighted average exercise price of CAD$5.34 expiring between January 8, 2009 and May 30, 2009.

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the first quarter of 2008, the Company implemented the following changes to internal control over financial reporting:

  During January 2008 management developed and communicated an authority limit policy, a capital expenditure policy and an investment policy.
  During March 2008 the Company implemented controls so that all Spanish language contracts will have certified English translations, which will be maintained in the corporate office, that are reviewed by either the CEO or COO and either the CFO or Controller.

During the second quarter of 2008, the Company implemented the following changes to internal control over financial reporting:

  Management has engaged the services of international tax consultants from one of the big four accounting firms to assist with the preparation of the Mexican tax provision.
  In April 2008, management designed and implemented a more robust foreign exchange translation review process.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.